

March 8, 2013

Timothy O'Brien, Esq.
General Counsel and Secretary
Silver Bay Realty Trust Corp.
601 Carlson Parkway, Suite 250
Minnetonka, Minnesota 55305

> **Re:** **Silver Bay Realty Trust Corp.**
> **Registration Statement on Form S-11**
> **Filed March 1, 2013**
> **File No. 333-187014**
>
> **Registration Statement on Form S-11**
> **Filed March 1, 2013**
> **File No. 333-187015**
>
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-35760**

Dear Mr. O'Brien:

We have limited our review of your registration statements to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information. Where you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Factors likely to affect Silver Bay Results of Operations, page 37

1. We note your disclosure in this section that the rate of resident turnover is one of the factors likely to affect your results of operations. In future Exchange Act periodic reports, please disclose your rate of resident turnover for the reporting period.

Acquisitions and Stabilization, page 38

2. We refer to your disclosure in this section regarding the typical stabilization period for your properties. It appears that you consider average time to stabilization a key performance indicator. If true, in future Exchange Act periodic reports, please disclose the actual average time to stabilization.

Results of Operations, page 39

3. We note your disclosure on page 40 that your 2012 revenue is not representative of a full year of results because a substantial portion of your Predecessor's properties did not generate revenue during the full year because they were either recently acquired or still in the stabilization phase. We also note that you intend to continue to acquire a significant number of properties. In order to enable an investor to understand the performance of the property portfolio independent of new acquisitions, in future Exchange Act periodic reports, please disclose the revenues and expenses for your properties owned at least six months.

Liquidity and Capital Resources, page 44

4. We note your disclosure on page 45 that you used $276.7 million for property acquisitions and another $30.5 million for capital improvements. In future Exchange Act periodic reports, please break out capital improvements relayed to initial renovations on acquisition and amounts spent for capital improvements post-renovation.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statements please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact me at 202-551-3655, or Michael McTiernan, Assistant Director, at (202) 551-3852 with any questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel

cc: Karen Dempsey, Esq.